UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Michael Fehle / Susan Borinelli (646) 452-2336 / 2333 mfehle@breakstone-group.com

ASUR Announces Total Passenger Traffic for

November 2006 Up 109.5% Year over Year

Mexico City, December 7, 2006 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for November 2006 increased by 109.5% when compared to November 2005.

All figures in this announcement reflect comparisons between November 1 through November 30 2005 and 2006. Transit and general aviation passengers are excluded.

Domestic
Airport	November 2005	November 2006	% Change
Cancún	92,873	214,127	130.6
Cozumel	3,011	5,132	70.4
Huatulco	24,433	19,438	(20.4)
Merida	83,075	83,822	0.9
Minatitlán	13,598	14,129	3.9
Oaxaca	45,219	25,801	(42.9)
Tapachula	15,318	16,159	5.5
Veracruz	46,397	57,400	23.7
Villahermosa	62,345	59,886	(3.9)
Total Domestic	386,269	495,894	28.4

International
Airport	November 2005	November 2006	% Change
Cancún	114,447	569,229	397.4
Cozumel	1,404	19,071	1,258.3
Huatulco	2,221	4,086	84.0
Merida	10,338	10,899	5.4
Minatitlan	262	251	(4.2)
Oaxaca	6,547	2,748	(58.0)
Tapachula	436	462	6.0
Veracruz	4,826	4,381	(9.2)
Villahermosa	3,570	4,192	17.4
Total International	144,051	615,319	327.2

Total
Airport	November 2005	November 2006	% Change
Cancún	207,320	783,356	277.8
Cozumel	4,415	24,203	448.2
Huatulco	26,654	23,524	(11.7)
Merida	93,413	94,721	1.4
Minatitlan	13,860	14,380	3.8
Oaxaca	51,766	28,549	(44.8)
Tapachula	15,754	16,621	5.5
Veracruz	51,223	61,781	20.6
Villahermosa	65,915	64,078	2.8
ASUR Total	530,320	1,111,213	109.5

The large rise in the year-over-year comparison at Cancun and Cozumel airports was mainly due to sharply reduced passenger traffic in November 2005 as a result of damage inflicted by Hurricane Wilma, which hit the Yucatan Peninsula in October 2005. Although there has since been a substantial recovery, passenger traffic at these airports continues to be affected by the impact of Hurricane Wilma.

Ongoing public demonstrations in the city of Oaxaca have adversely affected tourism in the area and caused the cancellation of 68 flights to Oaxaca airport originally scheduled for November. The protests began in May as a teachers’ strike but have grown into more widespread unrest against the Oaxaca state government. The US State Department recently issued an advisory regarding travel to Oaxaca. At this time we are unable to predict whether or how the conflict will be resolved, or how the ongoing demonstrations may affect our operations.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: December 8, 2006